FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: April 17, 2012

Dragon Jade International Limited
(Exact name of registrant as specified in its charter

1503, The Phoenix, 21-25 Luard Road, Hong Kong, SAR, China
(Address of Principal Executive Offices)
Registrant's telephone number, including area code: 011-852-2527-8368

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  form is  also  thereby  furnishing  the  information  to the Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Election of New Director.

On April 17, 2012, Mr. Law, Lok Bun was appointed to the Company's Board of Directors. Mr. Law, age sixty (60) is a graduate of Hong Kong Baptist University from which he received a B.A. degree in Analytical Chemistry.  He will be responsible for planning the overall direction of the Company and manage the Company's day to day affairs. He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail trade. He is currently a managing director of Merika Medicine Factory Limited.

Formation of New Subsidiary.

On April 17, 2012, the Company incorporated Alpha Ultimate Limited under the laws of the Special Administrative Region of Hong Kong. The Company is wholly-owned by Dragon Jade International Limited and will be engaging in the traditional Chinese medicine industry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

April 19, 2012	Dragon Jade International Limited

By: /s/ Wong Ka Ming

Wong Ka Ming, President